

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2011

Mr. Mark E. Baldwin
Chief Financial Officer
Dresser-Rand Group Inc.
West8 Tower, Suite 1000
10205 Westheimer Road
Houston, TX  77042

> **Re:** **Dresser-Rand Group Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 24, 2011**
> **Form 10-Q for the quarter ended March 31, 2011**
> **File No. 001-32586**

Dear Mr. Baldwin:

We have reviewed your response dated May 20, 2011 and related filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarter ended March 31, 2011

Management's Discussion and Analysis

Total revenues, page 22

1.      In future filings please more fully describe the material factors contributing to
        significant changes in revenues as referred to in your disclosure.  In that regard:
        •   Please clarify the underlying business reasons that impacted the timing of
            bookings in 2010 and how specifically that led to a lower revenues in the
            same period of 2011;
        •   Please further describe the trend for cycle times necessary to convert orders to
            shipments and how that impacted revenue; and
        •   Please further describe why new unit bookings changed from the same period
            in the prior year.

        In general, the discussion of revenues should describe the underlying business
        reasons for factors cited as responsible for material changes in revenues, such as
        changes arising from varying demand, changing prices, new products, new
        markets and other significant matters.  Please refer to Item 303(a)(3) of
        Regulation S-K and Securities Act Release 33-8350, Interpretation: Commission
        Guidance Regarding Management's Discussion and Analysis of Financial
        Condition and Results of Operations.


        You may contact Leigh Ann Schultz at 202-551-3628 or me at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters.
You may also contact Martin James at (202) 551-3671.


                                        Sincerely,


                                        Brian Cascio
                                        Accounting Branch Chief